UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
JAVELIN PHARMACEUTICALS, INC.
(Name of Subject Company)
JAVELIN PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
471894105
(CUSIP Number of Class of Securities)
Martin J. Driscoll
Chief Executive Officer
Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, MA 02140
(617) 349-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Paul M. Kinsella, Esq.
Marc A. Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
          This Amendment No. 7 (“Amendment No. 7”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on April 22, 2010 and as amended by Amendment No. 1 filed with the SEC on May 11, 2010, Amendment No. 2 filed with the SEC on May 19, 2010, Amendment No. 3 filed with the SEC on May 24, 2010, Amendment No. 4 filed with the SEC on June 3, 2010, Amendment No. 5 filed with the SEC on June 7, 2010, and Amendment No. 6 filed with the SEC on June 11, 2010 (the “Schedule 14D-9”) by Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Javelin”). The Schedule 14D-9 and this Amendment No. 7 relate to the tender offer by Discus Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Hospira, Inc., a Delaware corporation (“Hospira”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a purchase price of $2.20 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Hospira and Offeror with the SEC on April 21, 2010. The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(2) and (a)(3), respectively, to the Schedule 14D-9.
          The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 17, 2010, by and among Hospira, Offeror and the Company, pursuant to which, following the satisfaction or waiver of certain conditions and the consummation of the Merger, Offeror will be merged with and into the Company and the Company, as the surviving corporation, will be a wholly-owned subsidiary of Hospira.
          Capitalized terms used, but not otherwise defined, in this Amendment No. 7 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 7, except that such information is hereby amended to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding Item 8(o) as follows:
“(o) Further Unilateral Extension of Offering Period.
          On June 17, 2010, Hospira issued a press release announcing that Offeror is further extending the Offer to purchase all of the outstanding Shares. Hospira’s press release reported that as of June 16, 2010 approximately 79.99% of the Shares outstanding have been validly tendered and not withdrawn. Hospira also has delivered to Javelin a notice (attached hereto as Exhibit (a)(24)) indicating that the offering period will be extended for 10 Business Days until 12:00 midnight, New York City time, on June 30, 2010.
          Javelin continues to disagree with Hospira’s position under the Merger Agreement that the conditions to the Offer have not been fully satisfied and believes that all of the conditions of the Offer have been satisfied. Javelin continues to honor its obligations under the terms of the Merger Agreement.
          The full text of the press release issued by Hospira is attached hereto as Exhibit (a)(23), and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(23)	Press Release issued by Hospira, Inc. on June 17, 2010 (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 6 to the Schedule TO).

(a)(24)	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on June 16, 2010 (incorporated by reference to Exhibit (d)(6) to Amendment No. 6 to the Schedule TO).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2010	JAVELIN PHARMACEUTICALS, INC.
	By:	/s/ Martin J. Driscoll
Martin J. Driscoll
Chief Executive Officer